UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CLASSIC RULES JUDO CHAMPIONSHIPS, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

18273K107
(CUSIP Number)

November 17, 2015
(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

__________________

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON

Friction & Heat, LLC

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

6,730,222* (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

6,730,222* (See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,730,222* (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

9.71%* (See Item 4)

12.	TYPE OF REPORTING PERSON

PN

* Subject to adjustment. (See Item 4)

1.	NAME OF REPORTING PERSON

Joseph C. Passalaqua

IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

6,730,222* (See Item 4)

6.	SHARED VOTING POWER

0* (See Item 4)

7.	SOLE DISPOSITIVE POWER

6,730,222* (See Item 4)

8.	SHARED DISPOSITIVE POWER

0* (See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,730,222* (See Item 4)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES: ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:

9.71%* (See Item 4)

12.	TYPE OF REPORTING PERSON

IN

ITEM 1	(a)	Name of Issuer:

Classic Rules Judo Championships, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

269 Forest Ave.
Staten Island, NY 10301

ITEM 2	(a)	Name of Person Filing:

This statement is filed by Friction & Heat, LLC (“Friction”) with respect to shares of common stock beneficially owned by Friction and Friction’s member, Joseph C. Passalaqua, with respect to the shares held by Friction.

	(b)	Address of Principal Business Office, or, if None, Residence:

The address of the principal business office of Friction and its manageris:

PO Box 2843 Liverpool, NY 13089

	(c)	Citizenship:

Friction is a Utah limited liability company.
Joseph C. Passalaqua is a United States citizen.

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

18273K107

ITEM 3:		If this Statement if Filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

	¨	a.	Broker or dealer registered under Section 15 of the Exchange Act.
	¨	b.	Bank as defined in Section 3(a)(6) of the Exchange Act.
	¨	c.	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
	¨	d.	Investment company registered under Section 8 of the Investment Company Act.
	¨	e.	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
	¨	f.	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)
	¨	g.	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
	¨	h.	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
	¨	i.	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
	¨	j.	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4:	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned: See item 9 of cover pages.

	(b)	Percent of class: See item 11 of cover pages.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote:

		(ii)	Shared power to vote or to direct the vote:

		(iii)	Sole power to dispose or to direct the disposition of:

		(iv)	Shared power to dispose or to direct the disposition of:

See items 5-8 of cover pages.

On November 17, 2015, Friction purchased 6,730,222 shares of common stock from three shareholders. As the issuer just filed on December 9, 2016, its Quarterly Report on Form 10-Q for the three months ending September 30, 2015, it has come to Friction’s attention that based on the disclosures regarding issued and outstanding shares of the issuer in that report, Friction would be considered an approximately 9.71% owner of the issuer’s common stock as of November 17, 2015.

Friction is not a registered broker-dealer or an affiliate of a registered broker-dealer. Voting and dispositive power with respect to shares of common stock owned by Friction is held by its member, Joseph C. Passalaqua.  Mr. Passalaqua directly owns no shares of the issuer. However, by reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Mr. Passalaqua may be deemed to beneficially own or control the shares owned by Friction.

ITEM 5: Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box: ❑

ITEM 6: Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

ITEM 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

ITEM 8: Identification and Classification of Members of the Group.

Not Applicable.

ITEM 9: Notice of Dissolution of Group.

Not Applicable.

ITEM 10:        Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2016	Friction & Heat, LLC

By: /s/ Joseph C. Passalaqua
Name: Joseph C. Passalaqua
Its: Managing Member

/s/ Joseph C. Passalaqua